FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of April 2009

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K consists of:

1.	News release issued on April 1, 2009, by Panasonic Corporation (the registrant), announcing that Toshiba and Panasonic have signed a share transfer agreement under which Toshiba will acquire all of Panasonic’s shares in Toshiba Matsushita Display Technology Co., Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/S/ YUKITOSHI ONDA
Yukitoshi Onda, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: April 2, 2009

Toshiba Corporation

Panasonic Corporation

FOR IMMEDIATE RELEASE

Toshiba and Panasonic Agree on LCD Joint Venture Transfer

— Toshiba to acquire all of Panasonic’s shares in

Toshiba Matsushita Display Technology Co., Ltd. —

TOKYO, Japan – April 1, 2009—Toshiba Corporation (TSE: 6502, “Toshiba”) and Panasonic Corporation (NYSE: PC/ TSE: 6752, “Panasonic”) announced that today the two companies have signed a share transfer agreement under which Toshiba will acquire all of Panasonic’s shares in Toshiba Matsushita Display Technology Co., Ltd. (TMD), a joint venture that develops, manufactures and sells liquid crystal displays (LCDs) and organic light emitting displays (OLEDs). The share transfer is scheduled to take place on April 28.

After completion of the share transfer transaction, TMD will become a wholly-owned subsidiary of Toshiba Group, and will change its name to “Toshiba Mobile Display Co., Ltd.”

Established in 2002, TMD is an industry leader in small- and medium-sized LCDs for application in such products as mobile phones, portable PCs and in-vehicle displays. However, the company is now facing a very tough business environment: weak demand that is sharply down from last year, and continuous price erosion in small- and medium-sized LCD panels. In these circumstances, and as part of the Action Programs to improve profitability announced by Toshiba this January, TMD is now implementing restructuring initiatives in its LCD business, including closing certain manufacturing lines.

Acquiring Panasonic’s stake in TMD will allow Toshiba to further accelerate decision-making and promote comprehensive restructuring of TMD’s business.

Looking to the future, TMD aims to establish OLEDs as an engine for growth and to enhance its display business in the medium- to long-term.

About Toshiba Matsushita Display Technology Co., Ltd.

Established: April 1, 2002

Capital: 10 billion yen

Ownership: Toshiba 60%; Panasonic 40%

President and Chief Executive Officer: Yoshio Ooida

Headquarters: Reverge Shinagawa, 4-1-8 Konan, Minato-ku, Tokyo

No. of Employees: Approximately 2,700 (as of March 2009)

Business: Development, production and sales of small- and medium-sized LCDs and OLEDs

About Toshiba

Toshiba is a world leader and innovator in pioneering high technology, a diversified manufacturer and marketer of advanced electronic and electrical products spanning information & communications equipment and systems; digital consumer products; electronic devices and components; power systems, including nuclear energy; industrial and social infrastructure systems; and home appliances.

Toshiba was founded in 1875, and today operates a global network of more than 740 companies, with 198,000 employees worldwide and annual sales surpassing US$76 billion. Visit Toshiba’s web site at www.toshiba.co.jp/index.htm

About Panasonic

Panasonic Corporation is a worldwide leader in the development and manufacture of electronic products for a wide range of consumer, business, and industrial needs. Based in Osaka, Japan, the company recorded consolidated net sales of 9.07 trillion yen (US$90.7 billion) for the year ended March 31, 2008. The company’s shares are listed on the Tokyo, Osaka, Nagoya and New York (NYSE Symbol: PC) stock exchanges. For more information on the company and the Panasonic brand, visit the company’s website at http://panasonic.net/.

Press contacts:

Toshiba Corporation
International Media Relations Group
Corporate Communications Office
Tel : +81-(3)3457-2105
http://www.toshiba.co.jp/contact/media.htm

Panasonic Corporation
International PR
Tel: +81-(3)3578-1237 Fax:+81-(3)3436-6766
Panasonic News Bureau
Tel: +81-(3)3542-6205 Fax:+81-(3)3542-9018

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